[BANK OF THE JAMES FINANCIAL GROUP, INC. LETTERHEAD]

November 22, 2005

Mr. William Choi

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	Bank of the James Financial Group, Inc.
Form 10-KSB for the year ended December 31, 2004
Filed April 5, 2005
File No. 0-50548

Dear Mr. Choi:

Please accept this letter as our official request for additional time to respond to your comment letter dated November 2, 2005 concerning the above-referenced Form 10-KSB. We are respectfully requesting an extension through December 2, 2005 so that our external accounting firm may review our response and provide the necessary revised audit opinion.

We thank you in advance for your consideration. Please direct any questions to me at 434.455.7511.

Sincerely,

Bank of the James Financial Group, Inc.

/s/ J. Todd Scruggs
J. Todd Scruggs
Secretary – Treasurer